BRF S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MINUTES OF THE 92nd EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: February 17, 2014 at 5:00 p.m. at Rua Hungria, 1400 – 5th floor, São Paulo, SP. CHAIR: Abilio Diniz, Chairman; Edina Biava, Secretary. ATTENDANCE: These minutes were approved by all attending Directors. DECISIONS ADOPTED: 1. Acquisition of a stake in Federal Foods – The Statutory Executive Board was authorized to sign a binding offer with Al Nowais Investments for, among other provisions, acquiring at a total investment of US$ 27.8 million through BRF’s subsidiary in Austria, additional economic rights, the issue of Federal Foods, pursuant to the limits stipulated by the legislation and usual practice of the UAE. Al Nowais Investments will continue to act as a local partner of BRF in Federal Foods as well as in the case of other opportunities in the UAE. This additional acquisition is in line with BRF’s strategic plan of internationalizing the Company by accessing local markets, strengthening BRF’s brands and distribution as well as expanding its product portfolio in the Middle East. On January 16, 2013, BRF had acquired  49% of the capital stock of Federal Foods Limited, a closely held company with headquarters in Abu Dhabi in the United Arab Emirates (“Federal Foods”), becoming the holder of 60% of the economic rights of the said company pursuant to the shareholders’ agreement signed between the parties at the time. 2. Alterations in the Executive Vice Presidency - Operations: The Executive Board presented an administrative restructuring in the operations area with the purpose of adjusting supply to consumer market demand, this to be based on the optimization of the potential of the manufacturing units and the adjustment of the production flow integrated to the industrial plan. The new organization chart organizes the operational management of the company into three regional operating departments which will be direct reports to the global CEO of the company, Claudio Galleazzi. With this restructuring, which meets the proposals of the new cycle, currently ongoing at BRF, Nilvo Mittanck, who responded for the VP – Operations area, is leaving the company. The Board thanked Nilvo Mittanck for his time dedicated to BRF, a period in which he made significant contributions to the company’s development, always adopting a constructive posture and one of partnership.  During his period in management, Mittanck consolidated strategic and essential projects for the sustained growth of the company such as the Rio Verde (GO) agro-industrial complex, thereby opening up a new agribusiness frontier in the Central-Western region of Brazil. More recently he was responsible for the readjustment of the company’s operations pursuant to the TCD (Performance Commitment Instrument), the implementation of which was contingent on CADE’s approval of the Sadia/Perdigão merger. São Paulo, February 17, 2014. These minutes were approved by majority of effective members: ABILIO DINIZ, Chairman; SÉRGIO RICARDO SILVA ROSA, Vice Chairman; CARLOS FERNANDO COSTA; DÉCIO DA SILVA; JOSÉ CARLOS REIS MAGALHÃES NETO; LUIZ FERNANDO FURLAN; LUÍS CARLOS FERNANDES AFONSO; MANOEL CORDEIRO SILVA FILHO; PAULO ASSUNÇÃO DE SOUSA; WALTER FONTANA FILHO and SIMON CHENG. EDINA BIAVA, Secretary.